Exhibit 5.1

YIGAL ARNON & CO.
LAW FIRM
1 Azrieli Center
Tel Aviv  67021

May 14, 2015

Tower Semiconductor Ltd.
Ramat Gavriel Industrial Zone
Migdal Haemek
ISRAEL

Dear Sir and Madam:

 We have acted as Israeli counsel for Tower Semiconductor Ltd., a company organized under the laws of Israel (the “Company”), in connection with the Registration Statement on Form S-8 (the “Registration Statement”) being filed by the Company under the Securities Act of 1933 for the purposes of registering 7,000,000 of its Ordinary Shares, par value New Israeli Shekel 15.00 per share (the “Award Shares”), that may be issued pursuant to options or restricted stock units that have been, or may hereafter be, granted pursuant to the 2013 Share Incentive Plan (the “Plan”).

 On the basis of such investigation as we have deemed necessary, we are of the opinion that the Award Shares have been duly and validly authorized for issuance (subject to individual grants being properly approved under applicable Israeli law) and, when issued pursuant to the vesting of restricted stock units or upon due exercise of options granted or hereafter granted under the Plan, in each case, in accordance with the provisions of the Plan and the related option or restricted stock unit agreements (including payment of the option exercise price provided for therein), will be fully paid and non-assessable.

We are members of the Israel Bar, and the opinions expressed herein are limited to questions arising under the laws of the State of Israel, and we disclaim any opinion whatsoever with respect to matters governed by the laws of any other jurisdiction.

We consent to the reference to this firm under the caption "Legal Matters" in the Registration Statement, and we consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Yigal Arnon & Co.
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Yigal Arnon & Co.